

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

August 9, 2024

Jayme Mendal
Chief Executive Officer, President and Director
EverQuote, Inc.
210 Broadway
Cambridge, MA 02139

> **Re: EverQuote, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 24, 2024**
> **File No. 001-38549**

Dear Jayme Mendal:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 31

1. We note your disclosure provided in column (d) of your pay versus performance table regarding the average summary compensation table total for your non-PEO named executive officers in 2023. However, such amount does not appear to reflect the average total compensation for 2023 reported in your summary compensation table for the two named executive officers identified in footnote 2 to your pay versus performance table. Please advise. Refer to Item 402(v)(2)(ii) of Regulation S-K.

2. We note in footnote 3 compensation actually paid, total shareholder return, and net loss values from your pay versus performance table, along with disclosure that the values were not correlated. It appears that you may have intended this disclosure to satisfy the requirements under Item 402(v)(5) of Regulation S-K to describe the relationships between compensation actually paid and the performance metrics in the pay versus performance table. Although you may provide this information graphically, narratively, or

a combination of the two, this disclosure must be separate from the pay versus performance table required by Item 402(v)(1) of Regulation S-K and must provide a clear description of each separate relationship indicated in Item 402(v)(5)(i) – (ii) of Regulation S-K. Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation. In addition, while the lack of correlation between amounts in the table may be relevant to your relationship disclosure, it appears in this case that there may be at least some negative correlation. In addition, your disclosure appears to suggest a causal relationship between the lack of correlation and the fact that the compensation committee does not use net income or total shareholder return in setting compensation; however, it is not clear how this disclosure is responsive to the requirements of Item 402(v)(5)(i) – (ii) of Regulation S-K. Please ensure that your disclosure provided pursuant to Item 402(v)(5)(i) – (ii) of Regulation S-K provides the required clear description of the relationship between each required performance measure and compensation actually paid.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlotte Young at 202-551-3280 or Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program